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                                                                    EXHIBIT 99.6

Dear ProLogis Shareholders:

We are pleased to offer our shareholders and other eligible persons the opportunity to invest in ProLogis common shares of beneficial interest more economically and conveniently than ever before through our new Dividend Reinvestment and Share Purchase Plan. A copy of the plan prospectus in enclosed for your review along with the authorization form. Some of the highlights of the plan are as follows:

 .    You may purchase additional common shares at a 2% discount by automatically reinvesting all or a portion of your cash dividends on common stock through the plan. Additionally, by making optional cash payments of $200 to $5,000 in any calendar month, you may purchase common shares at a 2% discount and without brokerage commissions. You also may make optional cash payments in excess of $5,000 in any calendar month with ProLogis' prior approval.

 .    You may sign up to have automatic optional cash payments deducted directly from your bank account.

 .    You may purchase shares to be held in an individual retirement account.

 .    You may deposit your common share certificates for safekeeping with the plan agent.

As a participant in the ProLogis 1995 Dividend Reinvestment Plan, you are automatically enrolled in this new plan with your dividend election as previously indicated and you need not take any action. If you wish to change your election option, please indicate your new instructions on the enclosed authorization form and return it in the enclosed envelope to the agent, EquiServe, L.P.

Following the merger of Meridian Industrial Trust, Inc. into ProLogis on March 30, 1999, shares of Meridian common stock held by participants in the Meridian 1996 Dividend Reinvestment Plan were automatically converted into 1.1 ProLogis common shares and $2.00 in cash, for each share of Meridian common stock. Participants were automatically enrolled in the plan with dividend elections as previously indicated. If you wish to change your election option or do not wish to participate in the plan (Meridian participants who elect to withdrawal prior to June 1, 1999 will not be subject to the withdrawal fee), please indicate your new instructions on the enclosed authorization form and return it in the enclosed envelope to the agent, EquiServe, L.P.

Meridian's first quarter dividend of $.33 per share was declared on February 26, 1999 to stockholders of record on March 19, 1999, payable on May 3, 1999. Due to the timing of the transaction, Meridian's first quarter dividend will not be reinvested in additional common shares. Instead, dividends will be distributed in cash to the participants of the Meridian plan. Thereafter, ProLogis dividends will be distributed in accordance with your instructions as previously indicated or as indicated on the enclosed authorization form.

If you are not already enrolled in the ProLogis plan and after reading the enclosed prospectus you would like to enroll, please complete the authorization form as indicated and return it in the enclosed envelope to the agent, EquiServe, L.P. There is a one-time enrollment fee of $10.00 per account.

If you have any questions regarding the plan, please contact EquiServe, L.P. at 1-800-XXX-XXXX. We hope that you take advantage of some of the new features offered in this plan and thank you for your continued support of ProLogis.

Sincerely,


K. Dane Brooksher
Chairman and Chief Executive Officer